UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant's name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 4, 2024, Spotify Technology S.A. (the “Company”) announced the appointment of Christian Luiga as the Chief Financial Officer (“CFO”) of the Company. Mr. Luiga is expected to start in the third quarter of 2024. Ben Kung, the Company’s Vice President of Financial Planning and Analysis, will serve as interim CFO until Mr. Luiga’s start date.

Mr. Luiga has served as the Deputy Chief Executive Officer (“CEO”) and CFO of Saab AB, a defense and security company, since 2020. Previously, he served in various roles at Telia, a telecommunications company, since 2009, including the CFO and the acting CEO and President.

The press release regarding these matters is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 4, 2024	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel